UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934*

DECISIONPOINT SYSTEMS, INC.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

________________24345A101_________________
(CUSIP Number)

Roy Ceccato
19655Descartes
Foothill Ranch, CA 92610-2609
(949) 465-0065

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

June 15, 2011
__________________
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  [X ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 24345A101

1.	Names of Reporting Persons

Donald W. Rowley

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a)           □
(b)           □

3.	SEC Use Only ………………………………………………………………………….

4.	Source of Funds (See Instructions)

PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) □

6.	Citizenship or Place of Organization

US

Number of Shares Bene-	7.	Sole Voting Power 611,016*
ficially Owned by Each Reporting	8.	Shared Voting Power -0-
Person With	9.	Sole Dispositive Power 557,646*
*Of these shares 6,770 are issuable upon the exercise of options, and 128,667 are issuable upon conversion of preferred stock and 38,713 issuable upon exercise of warrants.	10.	Shared Dispositive Power -0-
11.           Aggregate Amount Beneficially Owned by Each Reporting Person

611,016

12.           Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)□

13.           Percent of Class Represented by Amount in Row (11)

7.5% (1)

14.           Type of Reporting Person (See Instructions)

IN

(1)	Based on 8,028,908 shares outstanding as of December 31, 2011.

Item 1.                      Security and Issuer

This Schedule 13D relates to shares of the common stock, $.001 par value per share, of DecisionPoint Systems, Inc., a Delaware corporation (the "Company").  The address of the principal executive office of the Company is 19655 Descartes, Foothill Ranch, CA 92610-2609.

Item 2.                     Identity and Background

(a)	This statement is being filed by Donald W. Rowley (the “Reporting Person”).

(b)	The Reporting Person’s principal business address is 19655 Descartes, Foothill Ranch, CA 92610-2609.

(c)	NA.

(d)	During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

(f)	NA.

Item 3.                      Source and Amount of Funds or Other Consideration

Source of funds were from personal savings and liquid investments.  Total amount invested in the Company is $1,075,000, approximately.

Item 4.                      Purpose of Transaction

Reverse re-capitalization into a Canadian corp.

Item 5.                      Interest in Securities of the Issuer

(a)
As of the date hereof, the Reporting Person beneficially owns 611,016 shares of the Issuer’s common stock, of these shares 6,770 are issuable upon the exercise of options and 128,667 are issuable upon conversion of preferred stock which represents approximately 7.5% of the Issuer’s common stock.

(b)	The Reporting Person may be deemed to hold sole voting and dispositive power over 459,814 shares of common stock of the Issuer.

(c)
Other than the acquisition of the shares as reported herein, and as described under Item 4, the Reporting Person has not effected any transactions in the shares of the Issuer during the past 60 days or since the most recent filing of Schedule 13D, whichever is less.

(d)
To the best knowledge of the Reporting Person, no person other than the Reporting Person has the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of the 459,814 shares of common stock reported in Item 5(a).

(e)           Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

None.

Item 7.                    Material to Be Filed as Exhibits

None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Donald W. Rowley
Donald W. Rowley

April 3, 2012

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